Atlas Copco

06013055

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, April 27, 2006

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked with the above stated number:

- Atlas Copco Q1 2006 results
- CEO comments Q1 2006

Atlas Copco AB
Corporate Communications

Katarina Dahn

Sent by DHL 477 7652 246

dw 5/3

G:\Group Communications\RUTINER\SEC letter.doc

April 27, 2006

Atlas Copco
Interim report at March 31, 2006
(unaudited)

Acceleration of growth in Q1

- *The construction equipment rental business is reported as discontinued operations.*
- **Strong growth in all business areas and regions.**
- **Orders received for continuing operations up 39%, up 24% in volume.**
- **Revenues for continuing operations reached MSEK 11 948 (9 010), up 18% in volume.**
  - MSEK 14 863 (11 168) including Rental Service.
- **Operating profit for continuing operations was MSEK 2 096 (1 344), corresponding to a margin of 17.5% (14.9).**
  - MSEK 2 771 (1 695) including Rental Service, a margin of 18.6% (15.2).
- **Profit before tax for continuing operations increased 51% to MSEK 2 264 (1 498).**
  - MSEK 2 606 (1 709) including Rental Service.
- **Profit for the period was MSEK 1 786 (1 198).**
- **Basic earnings per share were SEK 2.83 (1.90).**
- **Operating cash flow totaled MSEK 536 (1 017).**

	January – March continuing operations			**January – March** including discontinued operations		
MSEK	2006	2005	%	2006	2005	%
Orders received	13 699	9 832	+39	16 614	11 990	+39
Revenues	11 948	9 010	+33	14 863	11 168	+33
Operating profit	2 096	1 344	+56	2 771	1 695	+63
– as a percentage of revenues	*17.5*	*14.9*		*18.6*	*15.2*	
Profit before tax	2 264	1 498	+51	2 606	1 709	+52
– as a percentage of revenues	*18.9*	*16.6*		*17.5*	*15.3*	
Profit for the period	1 602	1 078	+49	1 786	1 198	+49
Basic earnings per share, SEK	2.54	1.71	+49	2.83	1.90	+49
Equity per share, SEK				44	39	
Return on capital employed, %				30	23	

Near-term demand outlook
The demand for Atlas Copco's products and services, from all major customer segments such as mining, infrastructure and other non-residential construction, manufacturing and process industry, is expected to remain at the current high level.

Atlas Copco Group Center
Atlas Copco AB, SE-105 23 Stockholm, Sweden
Visitors address: Sickla Industriväg 3, Nacka
Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com
A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco Group

Review of first quarter

Market development
Demand for the Group's products and services in **North America** was strong in most product and customer segments. Increased demand from the manufacturing and process industries was noted for equipment related to investments for increased capacity and for productivity improvements. At the same time, demand for production related equipment and aftermarket products also increased. The non-residential construction segment continued to improve, which benefited the demand for rental equipment and services. Demand for equipment from the other two construction segments – residential building and public infrastructure – also improved. The demand from the mining industry continued at the high level seen in recent periods.

In **South America**, the demand in most markets remained healthy but orders for mining equipment and equipment to the motor vehicle industry showed a weaker development than average for the region.

The demand in **Europe** continued to improve. The manufacturing and process industries' demand for industrial equipment and related aftermarket products increased in most markets. The construction sector activity improved further which lead to significant increases in orders for drill rigs, construction tools and portable compressors. Geographically, the growth in demand was well spread with most major markets, including Germany, France, Great Britain, Spain, Italy, Sweden, and Russia, recording double-digit order growth.

The **Africa/Middle East** region developed very positively. In particular, demand for mining equipment in Southern/Central Africa and construction and industrial equipment in the Middle East was very strong.

The demand in **Asia** continued to increase. Growth continued to be strong in all major markets – China, Japan, India and South Korea – primarily for industrial equipment. In **Australia,** the demand from most customer segments remained healthy.

Discontinued operations
On February 2, 2006, it was announced that Atlas Copco will explore a divestment of its construction equipment rental operations. In accordance with IFRS, the business is reported as discontinued operations.

The divestment process is progressing according to plan and bids are expected to be received during the second quarter.

Orders and revenues, continuing operations

	January – March	
MSEK	Orders Received	Revenues
2005 reported	11 990	11 168
Discontinued operations	-2 158	-2 158
2005	9 832	9 010
Structural change, %	+2	+2
Currency, %	+11	+11
Price, %	+2	+2
Volume, %	+24	+18
Total, %	+39	+33
2006	13 699	11 948

Geographic distribution of orders received, continuing operations

%	Jan. – Mar. 2006	Jan. – Mar. 2005
North America	24	21
South America	6	7
Europe	38	43
Africa/Middle East	10	8
Asia/Australia	22	21
	100	100

Geographic distribution of orders received, including discontinued operations

%	Jan. – Mar. 2006	Apr. 2005. – Mar. 2006
North America	37	37
South America	5	5
Europe	32	33
Africa/Middle East	8	7
Asia/Australia	18	18
	100	100

Earnings and profitability

Operating profit for continuing operations increased 56%, to MSEK 2 096 (1 344) corresponding to an operating margin of 17.5% (14.9). Operating profit including discontinued operations was MSEK 2 771 (1 695), a margin of 18.6% (15.2). All business areas improved and achieved record levels for a first quarter for both profits and margins. Key drivers for the much improved operating performance were significantly higher revenue volume, a positive price development and a better exchange rate situation. The positive currency effect, compared to Q1 previous year, was about MSEK 300, whereof about MSEK 100 for discontinued operations.

Net financial items for continuing operations were MSEK 168 (154). Including discontinued operations net financial items were negative at MSEK -165 (14). The net interest cost increased due to differences in fair market valuations of debt-related derivative instruments and a higher USD rate. Discontinued operations include a currency hedging cost of MSEK 91 related to the expected divestment proceeds.

Profit before tax for continuing operations improved 51%, to MSEK 2 264 (1 498), to a margin of 18.9% (16.6). Including discontinued operations, profit before tax was MSEK 2 606 (1 709) and the margin was 17.5% (15.3).

Profit for the period totaled MSEK 1 786 (1 198). This includes profit from discontinued operations, net of tax, of MSEK 184 (120). Basic earnings per share, including discontinued operations, were SEK 2.83 (1.90) and diluted earnings per share were SEK 2.83 (1.90).

The return on capital employed, including discontinued operations, during the 12 months to March 31, 2006 was 30% (23), and the return on equity was 29% (22). The Group currently uses a weighted average cost of capital (WACC) of 7.8%, pre-tax equivalent approximately 11.5%, as an investment and overall performance benchmark.

Cash flow and investments, including discontinued operations

Cash flow before changes in working capital reached MSEK 2 693 (1 993), corresponding to 18% (18) of Group revenues. Working capital increased by MSEK 578 (122) as a consequence of large payments of supplier credits and an increase in receivables in line with the strong sales growth. Net cash from operating activities reached MSEK 2 115 (1 871), whereof MSEK 589 (509) from discontinued operations.

Cash flows from investing activities, excluding acquisitions and divestments of businesses, increased to MSEK -1 579 (-854) with MSEK -903 (-456) referring to discontinued operations. Operating cash flow equaled MSEK 536 (1 017), whereof MSEK -314 (53) from discontinued operations.

Net indebtedness

The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 6 562 (2 928), of which MSEK 1 828 (2 158) was attributable to post-employment benefits. The separation of the balance sheet in continuing and discontinued operations resulted in a positive net cash position of MSEK 6 135 for continuing operations and a net indebtedness of MSEK 13 162 for discontinued operations. The total debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 24% (12).

Asbestos cases in the United States

As of March 31, 2006, Atlas Copco had 101 (264) asbestos cases filed with a total of 13 493 (23 595) individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 171 (134) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Employees, including discontinued operations

On March 31, 2006, the number of employees was 28 551 (25 687), whereof 4 972 employees in discontinued operations. For comparable units, the number of employees increased by 2 065 from March 31, 2005.

Distribution of shares

Share capital equaled MSEK 786 (1 048) at the end of the period, distributed as follows:

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total A and B shares	628 806 552

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	January – March 2006	2005	Change %
Orders received	**6 942**	**4 894**	**+42**
Revenues	**5 640**	**4 423**	**+28**
Operating profit	**1 136**	**813**	**+40**
– as a percentage of revenues	***20.1***	***18.4***	
Return on capital employed, %	**71**	**67**	

- Very strong order growth in most markets and product segments.
- Investments boost equipment sales and aftermarket growth remains steady and strong.
- Operating profit up 40%; 20.1% in margin.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2005	4 894	4 423
Structural change, %	+3	+3
Currency, %	+11	+10
Price, %	+2	+2
Volume, %	+26	+13
Total, %	+42	+28
2006	6 942	5 640

Geographic distribution of orders received

%, last 12 months	March 2006	March 2005
North America	14	13
South America	6	5
Europe	47	51
Africa/Middle East	7	7
Asia/Australia	26	24
	100	100

Order volume for stationary industrial compressors, the largest product area, improved further in the quarter. All major customer segments, e.g. the manufacturing, chemical, petrochemical and energy industries contributed to a very strong demand. Investments for capacity increases as well as productivity enhancements, e.g. energy efficiency, were important drivers for equipment sales. Large oil-free screw and turbo compressors benefited strongly from these but also standard oil-injected screw compressors to a variety of manufacturing applications recorded very healthy growth. The aftermarket business for industrial compressors continued to grow at a steady and high pace.

Compressed air treatment products like filters and dryers recorded an above-average growth, boosted by the acquisition of Pneumatech Inc. in Q4 2005.

Geographically, all regions were strong with North America and Asia at the top, recording the highest growth rates in the quarter. Most of the major markets in Western Europe, e.g. Germany, Great Britain, Spain and Italy had a robust development. The growth rate in Russia continued to be high.

Orders for gas and process compressors were very strong, benefiting from increased demand, a good aftermarket development and some very large orders, notably from South Korea for LNG (Liquid Natural Gas) applications.

Sales of portable compressors, primarily serving construction-related customers, continued to increase significantly. Demand was strong for both small and large portable compressors as well as for the aftermarket business. All market areas had a solid growth. The specialty rental business, i.e. rental of portable air and power, continued to develop positively.

Operating profit increased 40% to MSEK 1 136 (813), corresponding to an operating margin of 20.1% (18.4). The main drivers for the improved profit were higher revenue volume, price increases and a positive currency effect. The latter affected the margin with about one percentage point compared to previous year.

Return on capital employed (last 12 months) was 71% (67).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2006	2005	Change %
Orders received	**4 948**	**3 539**	**+40**
Revenues	**4 568**	**3 212**	**+42**
Operating profit	**703**	**347**	**+103**
– as a percentage of revenues	***15.4***	***10.8***	
Return on capital employed, %	**31**	**23**	

- Continued strong demand in both mining and construction; volume up 24% for comparable units.
- Operating profit more than doubled; margin of 15.4%
- Acquisition of Canadian drilling consumables manufacturer.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2005	3 539	3 212
Structural change, %	+1	+1
Currency, %	+13	+13
Price, %	+2	+2
Volume, %	+24	+26
Total, %	+40	+42
2006	4 948	4 568

Geographic distribution of orders received

%, last 12 months	March 2006	March 2005
North America	28	25
South America	9	10
Europe	31	33
Africa/Middle East	13	12
Asia/Australia	19	20
	100	100

The demand from the mining industry continued to be very strong, supported by the favorable mineral prices. Both the underground and open pit mining segments remained very active. Production levels were high and investments in new equipment continued at a very high pace, particularly in North America and Africa. Sales of underground drilling and loading equipment continued to increase steadily. In North America, the strongest development was recorded for large rotary drilling rigs to open pit mines. Sales of exploration equipment improved, primarily in Africa. The aftermarket business, including consumables, recorded strong growth, reflecting the high activity level in mines around the world.

The demand from the construction industry improved. Order intake increased for underground drilling rigs for infrastructure projects, such as tunneling and hydropower, with the best development noted in Asia and Europe. Sales of crawler rigs for surface applications, such as quarries and road construction, continued to grow steadily and the favorable trend for light construction equipment, primarily breakers and drills, also continued. North America and Europe recorded the highest growth rates in these segments.

Product development activities for new products and design improvements continued to be high. In the quarter, the first model of a new series of loaders, fully developed in Sweden, was introduced. This marks an important step in the restructuring project for underground loaders that started a couple of years ago.

An agreement was signed to acquire Thiessen Team Mining Products, Canada, a leading manufacturer of consumables for rotary drilling and raise boring. Thiessen Team has annual revenues of approximately MSEK 160 (MEUR 17) and 142 employees.

Operating profit increased to MSEK 703 (347), corresponding to an operating margin of 15.4% (10.8). The operating profit benefited strongly from increased revenue volume and, to a lesser extent, price increases and favorable changes in exchange rates. The currency affected the margin with slightly less than one percentage point compared with previous year.

Return on capital employed (last 12 months) was 31% (23).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	January – March 2006	2005	Change %
Orders received	**1 734**	**1 393**	**+24**
Revenues	**1 676**	**1 340**	**+25**
Operating profit	**351**	**262**	**+34**
– as a percentage of revenues	***20.9***	***19.6***	
Return on capital employed, %	**64**	**60**	

- Order growth resumed after a slow Q4 2005.
- Sales to general industry increased strongly, while the motor vehicle industry saw mixed development.
- All-time high revenues, operating profit and margin.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2005	1 393	1 340
Structural change, %	+4	+4
Currency, %	+10	+10
Price, %	+1	+1
Volume, %	+9	+10
Total, %	+24	+25
2006	1 734	1 676

Geographic distribution of orders received

%, last 12 months	March 2006	March 2005
North America	31	28
South America	3	3
Europe	50	55
Africa/Middle East	3	4
Asia/Australia	13	10
	100	100

Demand for industrial tools from the motor vehicle industry increased somewhat, but large variations were noted between regions. Order growth was good in North America, very strong in Asia, but negative in Europe and South America. The development in the weaker regions was partly explained by a very strong performance previous year. Sales of industrial tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, increased strongly as a result of increased marketing and sales activities in most markets.

The aftermarket business continued to develop favorably and grew more rapidly than the equipment sales.

The vehicle service business, serving large fleet operators and specialized repair shops, recorded double-digit revenue growth with particularly good results in the United States and France.

The business area continued to invest in market organization, primarily in sales engineers and training activities. The contribution from active product development and design continued with a steady flow of new industrial tools and aftermarket products being introduced.

Effective January 1, 2006, the business area refined its structure to support the growth strategy and better serve its worldwide customer base. The new structure consists of five divisions, instead of previously two.

The acquisition of the Japanese tool manufacturer Fuji Air Tools Co. Ltd. was finalized in the quarter. Fuji has annual sales of MSEK 190 and 120 employees.

Operating profit increased 34% to MSEK 351 (262), corresponding to a record margin of 20.9% (19.6). The main reason for the improvement in operating margin was increased revenue volume.

Return on capital employed (last 12 months) was 64% (60).

Continuing operations in Rental Service

As previously announced, Atlas Copco has decided to explore a divestment of its construction equipment rental operations.

The specialty rental operation Prime Energy and Prime Mexico will remain within Atlas Copco. They will be integrated into the specialty rental operations within the Compressor Technique business area when the divestment is finalized.

Revenues for continuing operations in Q1 2006 were MSEK 186 (134) and operating profit was MSEK 59 (33).

Rental Service, including discontinued operations

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	January – March 2006	2005	Change %
Revenues	**3 205**	**2 370**	**+35**
Operating profit	**745**	**388**	**+92**
– as a percentage of revenues	*23.2*	*16.4*	
Return on capital employed, %	**17**	**12**	

- Acceleration of growth continued; same store rental revenues up 24% in USD.
- Last 12-months fleet utilization reached all-time high 71%.
- Operating profit up 92% to a margin of 23.2%.

Revenues, including discontinued operations

MSEK	January – March Total Revenues	Rental Revenues
2005	2 370	1 792
Structural change, %	0	0
Currency, %	+17	+17
Price, %	+4	+6
Volume, %	+14	+19
Total, %	+35	+42
2006	3 205	2 545

The non-residential construction spending, the most important customer segment for the business area grew by an estimated 9%, with high growth rates for manufacturing, commercial, school and office construction. Total construction activity, which includes residential construction, grew approximately 8%. Industrial activity, measured by capacity utilization, improved to slightly more than 80%.

Rental revenues, representing 79% of total revenues, increased 25% in USD, consisting of an increase in volume of 19% and an increase in rental rates of 6%. Same store rental revenue increased 24% and the total number of stores was 468 (465) at the end of the period. Sales of used equipment, representing 15% of total revenues, increased 1% in USD. Sales of merchandise, spare parts and new equipment, accounting for 6% of total revenues, decreased 2% in USD. In total, revenues increased 35%, to MSEK 3 205 (2 370), affected also by a positive currency translation effect into SEK of 17%.

Operating profit increased sharply; up 92% to MSEK 745 (388), corresponding to a margin of 23.2% (16.4), both of which are the highest ever for a first quarter. The first quarter is normally the weakest quarter during the year, due to a seasonal slowdown in construction during the winter months. This seasonal weakness was to a large extent mitigated this year, thanks primarily to the record high fleet utilization on a larger fleet and a positive rental rate development.

Profit margin before non-cash items such as depreciation and amortization (EBITDA margin) improved to 41% (35).

Return on capital employed (last 12 months) was 17% (12). Return on operating capital (excluding goodwill) improved further to 27% (21) as a result of the profit increase and the higher capital turnover.

Rental fleet utilization was 71% (66) and the last 12 month average increased to a new all-time high of 71% (68). Net investments in the fleet increased, reflecting higher rental volume and the high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 15% higher than previous year while fleet-on-rent increased 22%. The quality of the rental fleet improved further as the average fleet age was reduced to 2.3 years (3.2).

Previous near-term demand outlook

(Published February 2, 2006)

The demand for Atlas Copco's products and services, from all major customer segments such as mining, infrastructure and other non-residential construction, manufacturing and process industry, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2005. The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated interim reporting.

The new or amended IFRS standards or IFRIC interpretations, effective January 1, 2006, has had no material effect on the consolidated income statements or balance sheets.

Stockholm, April 27, 2006

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Consolidated Income Statement

MSEK	Continuing operations 3 months ended Mar. 31 2006	Continuing operations 3 months ended Mar. 31 2005	Discontinued operations 3 months ended Mar. 31 2006	Discontinued operations 3 months ended Mar. 31 2005	Total 3 months ended Mar. 31 2006	Total 3 months ended Mar. 31 2005	Continuing operations 12 months ended Mar. 31 2006	Continuing operations 12 months ended Dec. 31 2005	Discontinued operations 12 months ended Mar. 31 2006	Discontinued operations 12 months ended Dec. 31 2005	Total 12 months ended Mar. 31 2006	Total 12 months ended Dec. 31 2005
Revenues	11 948	9 010	2 915	2 158	14 863	11 168	45 143	42 205	11 294	10 537	56 437	52 742
Cost of sales	-7 409	-5 711	-2 021	-1 648	-9 430	-7 359	-28 379	-26 681	-7 663	-7 290	-36 042	-33 971
Gross profit	**4 539**	**3 299**	**894**	**510**	**5 433**	**3 809**	**16 764**	**15 524**	**3 631**	**3 247**	**20 395**	**18 771**
Marketing expenses	-1 353	-1 105	-146	-105	-1 499	-1 210	-5 187	-4 939	-555	-514	-5 742	-5 453
Administrative expenses	-748	-650	-90	-65	-838	-715	-2 947	-2 849	-335	-310	-3 282	-3 159
Research and development costs	-272	-215	-	-	-272	-215	-1 035	-978	-	-	-1 035	-978
Other income and expense from operations	-70	15	17	11	-53	26	95	180	48	42	143	222
Operating profit	**2 096**	**1 344**	**675**	**351**	**2 771**	**1 695**	**7 690**	**6 938**	**2 789**	**2 465**	**10 479**	**9 403**
- as a percentage of revenues	*17.5*	*14.9*	*23.2*	*16.3*	*18.6*	*15.2*	*17.0*	*16.4*	*24.7*	*23.4*	*18.6*	*17.8*
Net financial items	168	154	-333	-140	-165	14	634	620	-916	-723	-282	-103
Profit before tax	**2 264**	**1 498**	**342**	**211**	**2 606**	**1 709**	**8 324**	**7 558**	**1 873**	**1 742**	**10 197**	**9 300**
- as a percentage of revenues	*18.9*	*16.6*	*11.7*	*9.8*	*17.5*	*15.3*	*18.4*	*17.9*	*16.6*	*16.5*	*18.1*	*17.6*
Income tax expenses	-662	-420	-158	-91	-820	-511	-2 419	-2 177	-826	-759	-3 245	-2 936
Profit after tax but before gain on discontinued operations	**1 602**	**1 078**	**184**	**120**	**1 786**	**1 198**	**5 905**	**5 381**	**1 047**	**983**	**6 952**	**6 364**
Gain on sale of discontinued operations	-	-	-	-	-	-	-	-	217	217	217	217
Profit for the period	**1 602**	**1 078**	**184**	**120**	**1 786**	**1 198**	**5 905**	**5 381**	**1 264**	**1 200**	**7 169**	**6 581**
- attributable to equity holders of the parent	*1 596*	*1 074*	*184*	*120*	*1 780*	*1 194*	*5 882*	*5 360*	*1 264*	*1 200*	*7 146*	*6 560*
- attributable to minority interest	*6*	*4*	-	-	*6*	*4*	*23*	*21*	-	-	*23*	*21*
Basic earnings per share, SEK	**2.54**	**1.71**	**0.29**	**0.19**	**2.83**	**1.90**	**9.35**	**8.52**	**2.01**	**1.91**	**11.36**	**10.43**
Diluted earnings per share, SEK	2.54	1.71	0.29	0.19	2.83	1.90	9.33	8.50	2.01	1.91	11.34	10.41
Basic weighted average number of shares outstanding, millions	628.8	628.8	628.8	628.8	628.8	628.8	628.8	628.8	628.8	628.8	628.8	628.8
Diluted weighted average number of shares outstanding, millions	629.8	629.8	629.8	629.8	629.8	629.8	629.8	629.9	629.8	629.9	629.8	629.9

	March 31, 2006	Dec. 31, 2005	March 31, 2005
Key ratios, including discontinued operations			
Equity per share, period end, SEK	44	41	39
Return on capital employed before tax, 12 month values, %	30	29	23
Return on equity after tax, 12 month values, %	29	28	22
Debt/equity ratio, period end, %	24	28	12
Equity/assets ratio, period end, %	48	47	49
Number of employees, period end	28 551	27 515	25 687

The separation in continuing operations and discontinued operations affects the Rental Service business area and Group eliminations of internal sales and profit. Net financial items include intercompany interests. See also page 13 and key figures published on the Internet www.atlascopco.com/ir

Consolidated Balance Sheet

MSEK	Continuing operations Mar. 31, 2006	Discontinued operations Mar. 31, 2006	Total Mar. 31, 2006	Total Dec. 31, 2005	Total Mar. 31, 2005
Intangible assets	3 562	6 994	10 556	10 607	9 248
Rental equipment	1 991	11 728	13 719	13 456	10 022
Other property, plant and equipment	3 571	1 103	4 674	4 503	3 923
Financial assets and other receivables	990	8	998	965	507
Deferred tax assets	708	144	852	853	1 283
Total non-current assets	**10 822**	**19 977**	**30 799**	**30 384**	**24 983**
Inventories	7 913	142	8 055	7 215	6 447
Trade and other receivables	12 178	1 791	13 969	13 240	11 191
Other financial assets	577		577	389	287
Cash and cash equivalents	3 858	27	3 885	3 727	7 316
Intercompany financial receivables*	12 314				
Total current assets	**36 840**	**1 960**	**26 486**	**24 571**	**25 241**
TOTAL ASSETS	**47 662**	**21 937**	**57 285**	**54 955**	**50 224**
Equity attributable to equity holders of the parent	24 024	3 234	27 258	25 716	24 757
Minority interest	97		97	92	70
TOTAL EQUITY	**24 121**	**3 234**	**27 355**	**25 808**	**24 827**
Interest-bearing loans and borrowings	6 834	661	7 495	7 652	7 426
Post-employment benefits	1 813	15	1 828	1 826	2 158
Other liabilities and provisions	650	17	667	628	369
Deferred tax liabilities	1 079	2 239	3 318	3 342	3 183
Total non-current liabilities	**10 376**	**2 932**	**13 308**	**13 448**	**13 136**
Interest-bearing loans and borrowings	1 502	199	1 701	1 867	947
Intercompany financial liabilities*		12 314			
Trade payables and other liabilities	11 031	3 235	14 266	13 209	10 619
Provisions	632	23	655	623	695
Total current liabilities	**13 165**	**15 771**	**16 622**	**15 699**	**12 261**
TOTAL EQUITY AND LIABILITIES	**47 662**	**21 937**	**57 285**	**54 955**	**50 224**
Interest-bearing liabilities and provisions	*10 149*	*13 189*	*11 024*	*11 345*	*10 531*
Non-interest-bearing liabilities and provisions	*13 392*	*5 514*	*18 906*	*17 802*	*14 866*

* The separated balance sheets, continuing and discontinued operations, include intercompany assets and liabilities. These intercompany items are eliminated in the total.

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419		419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 522	13	2 535
Hedge of net investments in foreign subsidiaries	-33		-33
Cash flow hedges	-238		-238
Tax on items transferred from equity	76		76
Net income and expense recognized directly in equity	**2 327**	**13**	**2 340**
Profit for the period	6 560	21	6 581
Total recognized income and expense for the period	**8 887**	**34**	**8 921**
Dividends	-1 886	-4	-1 890
Share redemption	-4 192		-4 192
Share-based payments, equity settled	-48		-48
Acquisition of minority		-3	-3
Closing balance, Dec. 31, 2005	**25 716**	**92**	**25 808**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, Jan. 1, 2006	**25 716**	**92**	**25 808**
Translation differences for the period	-211	-1	-212
Net income and expense recognized directly in equity	**-211**	**-1**	**-212**
Profit for the period	1 780	6	1 786
Total recognized income and expense for the period	**1 569**	**5**	**1 574**
Share-based payments, equity settled	-27		-27
Closing balance, March 31, 2006	**27 258**	**97**	**27 355**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419		419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	809	5	814
Hedge of net investments in foreign subsidiaries	-13		-13
Cash flow hedges	-238		-238
Tax on items transferred from equity	71		71
Net income and expense recognized directly in equity	**629**	**5**	**634**
Profit for the period	1 194	4	1 198
Total recognized income and expense for the period	**1 823**	**9**	**1 832**
Dividends		-2	-2
Share-based payments, equity settled	-21		-21
Acquisition of minority		-2	-2
Closing balance, March 31, 2005	**24 757**	**70**	**24 827**

Consolidated Statement of Cash Flows, including discontinued operations

MSEK	January – March 2006	January – March 2005
Cash flows from operating activities		
Operating profit	2 771	1 695
Depreciation, amortization and impairment	924	718
Capital gain/loss and other non-cash items	-174	-84
Operating cash surplus	3 521	2 329
Net financial items received/paid	-182	-30
Cash flow from other items		65
Taxes paid	-646	-371
Change in working capital	-578	-122
Net cash from operating activities	**2 115**	**1 871**
Cash flows from investing activities		
Investments in rental equipment	-1 655	-1 179
Investments in other property, plant and equipment	-281	-157
Sale of rental equipment	624	535
Sale of other property, plant and equipment	56	31
Investments in intangible fixed assets	-117	-75
Acquisition of subsidiaries	-269	-244
Divestment of subsidiaries	1	4 143
Other investments, net	-206	-9
Net cash from investing activities	**-1 847**	**3 045**
Cash flows from financing activities		
Dividends paid		-2
Change in interest-bearing liabilities	-94	-379
Net cash from financing activities	**-94**	**-381**
Net cash flow for the period	**174**	**4 535**
Cash and cash equivalents, beginning of period	3 727	2 618
Exchange-rate difference	-16	163
Cash and cash equivalents, end of period	**3 885**	**7 316**

Cash Flows from Continuing and Discontinued Operations

	January – March 2006			January – March 2005		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	1 526	589	2 115	1 362	509	1 871
— investing activities	-944	- 903	-1 847	-642	3 687*	3 045
— financing activities	-357	263	-94	-341	-40	-381
Net cash flow for the period	**225**	**-51**	**174**	**379**	**4 156**	**4 535**
Cash and cash equivalents, beginning of period			3 727			2 618
Exchange-rate difference			-16			163
Cash and cash equivalents, end of period			**3 885**			**7 316**
Depreciation, amortization and impairment						
Rental equipment	156	464	620	119	349	468
Other property, plant and equipment	150	71	221	128	59	187
Intangible assets	83	0	83	63	0	63

* including proceeds from the divestment of professional electric tools business

Revenues by Business Area, including discontinued operations

MSEK (by quarter)	2005 1	2	3	4	2006 1
Compressor Technique	4 423	5 207	5 247	5 795	5 640
Construction and Mining Technique	3 212	3 771	3 817	4 354	4 568
Industrial Technique	1 340	1 464	1 544	1 716	1 676
Rental Service	2 370	2 812	3 083	3 339	3 205
Eliminations	-177	-192	-212	-171	-226
Atlas Copco Group	11 168	13 062	13 479	15 033	14 863
Rental Service, discontinued operations	-2 236	-2 621	-2 905	-3 133	-3 019
Eliminations, discontinued operations	78	98	100	82	104
Atlas Copco Group, continuing operations	9 010	10 539	10 674	11 982	11 948

Operating profit by Business Area, including discontinued operations

MSEK (by quarter)	2005 1	2	3	4	2006 1
Compressor Technique	813	962	1 047	1 210	1 136
- as a percentage of revenues	*18.4*	*18.5*	*20.0*	*20.9*	*20.1*
Construction and Mining Technique	347	485	559	682	703
- as a percentage of revenues	*10.8*	*12.9*	*14.6*	*15.7*	*15.4*
Industrial Technique	262	280	311	347	351
- as a percentage of revenues	*19.6*	*19.1*	*20.1*	*20.2*	*20.9*
Rental Service	388	621	789	868	745
- as a percentage of revenues	*16.4*	*22.1*	*25.6*	*26.0*	*23.2*
Common Group Functions	-116	-77	-179	-157	-128
Eliminations	1	-30	-15	5	-36
Operating profit	1 695	2 241	2 512	2 955	2 771
- as a percentage of revenues	*15.2*	*17.2*	*18.6*	*19.7*	*18.6*
Net financial items	14	-71	13	-59	-165
Profit before tax	1 709	2 170	2 525	2 896	2 606
- as a percentage of revenues	*15.3*	*16.6*	*18.7*	*19.3*	*17.5*

Acquisitions and Divestments 2005-2006

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44
2005 Dec. 7		Stationary generator business	Compressor Technique		28
2005 Nov. 2	Creemers		Compressor Technique	56	22
2005 Oct. 31	Pneumatech Inc. and ConservAIR		Compressor Technique	140	175
2005 Oct. 11	Ketting Handel		Compressor Technique	35	13
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique	72	23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Prof. electric tools	Industrial Technique	5 462	3 000

* Annual revenues and number of employees at time of acquisition/divestment.

Due to the relatively small size of the acquisitions, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2006 will, however, include all stipulated disclosures for acquisitions made during 2006. See the annual report for 2005 for disclosure on acquisitions made in 2005.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Corporate Communications,
Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on April 27.

The dial-in number is +44 (0)20 7984 7564.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 5114024#.

Interim report at June 30, 2006

The second quarter report will be published on July 17, 2006.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q1 results 2006

Stockholm, Sweden, April 27, 2006: Today Atlas Copco reported a first quarter with sales and profits on record levels. *"All business areas have achieved strong results in all geographical regions and in all customer segments, basically without exception,"* says Gunnar Brock, President and CEO.

"It is a real achievement to be able, on top of an already very profitable operation, to increase our operating profits with yet another 63%."

Order intake for the Atlas Copco Group in total increased 39%, to MSEK 16 614 (11 990) in the first quarter, an increase of 22% in volume for comparable units. Revenues were MSEK 14 863 (11 168), up 17% in volume. Operating profit totaled MSEK 2 771 (1 695), a margin of 18.6% (15.2). Profit before tax improved 52% to MSEK 2 606 (1 709).

During 2005 Atlas Copco increased its investment in R&D and product development. This trend is continuing in 2006. *"We are accelerating the introduction of new products, and the increased market presence and penetration through more feet on the street is clearly paying off."*

The near-term demand outlook for Atlas Copco's products and services is expected to remain at the current high level from all major customer segments. *"The construction industry, among others, is developing well which is benefiting our ranges of construction tools, surface drilling equipment, portable compressors, and equipment rental."*

The process of divesting the construction equipment rental business is proceeding according to plan.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.